

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2020

David L. Shrier
Chief Executive Officer
Adit EdTech Acquisition Corp.
1345 Avenue of the Americas, 33rd Floor
New York, New York 10105

> **Re: Adit EdTech Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 4, 2020**
> **CIK No. 0001830029**

Dear Mr. Shrier:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Risk Factors
Our amended and restated certificate of incorporation will require, subject to limited exceptions, that derivative actions, page 51

1. We note the disclosure here and at page 121 that "the exclusive forum provision will not apply to actions brought under the Securities Act, or the rules and regulations thereunder." However, the forum selection provision in Section 10.1 of your certificate of incorporation states that "unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts ... shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act...." Please reconcile your disclosures. If your exclusive

forum provision applies to actions brought under the Securities Act, please revise your disclosures and this risk factor to make clear that there is uncertainty as to whether a court would enforce it and to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or, in his absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Patrick B. Costello, Esq.